UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

SMX (Security Matters) Public Limited Company (the “Company”) today released its audited financial statements for the fiscal year ended December 31, 2023 (the “Audited Financial Statements”). The Audited Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), follow this Explanatory Note.

The Company intends to file with the United States Securities and Exchange Commission (the “SEC”), its full Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”), by the due date thereof, which will include the Audited Financial Statements and the MD&A, among other disclosures as required by the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings from time to time with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our audited consolidated financial statements and related notes as of December 31, 2023 of our Company and our predecessor companies included elsewhere in this Report on Form 6-K. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this Form 6-K. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Business

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The potential of the SMX technology application extends beyond merely tracing raw materials from origination to finished product for recycling and reuse. It serves as a cornerstone for broader innovative markets, including the following:

In November 2023, SMX unveiled plans for the launch of the world’s first plastic cycle token. In response to the global plastic recycling rate of just 9% and a an estimated market valued at over $40 billion, this initiative aims to establish a reliable, ethical digital credit platform, tapping into the vast potential of recyclable plastics credits in a new market. Collaborating with a range of partners and sponsors, each offering unique skills and expertise, SMX aims to create the Plastic Cycle Token, facilitating companies’ transition to sustainable practices. This token is poised to serve as a next-generation alternative to carbon credits, aligned with the European Union’s efforts to improve recycling rates. Leveraging its technology, which enables physical traceability of recycled materials, SMX seeks to incentivize genuine plastic recycling, promoting environmental circularity and supporting impactful ESG investments. This was followed by another SMX announcement in January 2024, for a $5 million contract with R&I Trading of New York, deploying cutting-edge technology to enhance supply chain transparency for a NATO member state, with plans to expand to additional NATO members. This partnership aims to establish new standards in brand protection, authentication, and ethical sourcing, particularly in the FMCG sector. Through this initiative, SMX is committed to promoting transparency and security in global supply chains, reflecting its dedication to ethical business practices and technological innovation.

History

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY, an Australian company, to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: Security Matters Ltd. (Israel), SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It was also the record holder of 50% of Yahaloma Technologies Inc., a Canadian company and, as of October 3, 2023, 51.9% of trueGold Consortium Pty Ltd., an Australian company.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination pursuant to the BCA and its previously announced SID. Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the BCA:

●	Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company’s Ordinary Shares, with the Company being issued one share in Security Matters PTY (“Security Matters Shares”) (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

●	The Company’s Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like CoV 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled “Risk Factors” above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus.

Revenue

To date, we haven’t seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

Research and Development Expenses, Net

The Company’s research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2023, general and administrative expenses also include the costs that are related to the Business Combination and thereafter the cost related to being a public NASDAQ company.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, and fees and commissions to banks.

Gain from Remeasurement of Investment In Associated Company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with true-Gold Consortium Pty Ltd.’s (“true-Gold”) on October 3, 2023 to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in true-Gold and resulted in the Company gaining control over true-Gold.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of true Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.’s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of true-Gold Consortium PYT LTD. is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date;
●	Expense items - at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2023, December 31, 2022 and December 31, 2021

The following table summarizes our historical results of operations for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands (except of per share data)	2023	2022	2021

Research and development expenses	2,711	1,898	2,039
Selling and marketing expenses	661	569	453
General and administrative expenses	16,567	2,723	2,482
Listing cost	16,802	-	-

Operating Loss	(36,741)	(5,190)	(4,974)
Finance expenses	7,891	1,128	101
Finance income	1,580	28	237
Gain from remeasurement of investment in associated company	22,164	-	-
Share of net profit (loss) of associate companies	(101)	106	101

Loss before income tax	(20,989)	(6,184)	(4,939)

Income tax	-	-	-

Net Loss	(20,989)	(6,184)	(4,939)

Net loss attributable to:
Equity holders of the Company	(20,914)	(6,184)	(4,939)
Non- controlling interest	(75)	-	-

Basic and diluted loss per share attributable to shareholders**	(7.82)	(8.47)	(7.41)

** Restated as a result of the Business Combination and after giving effect to the reverse stock split

As a result of the foregoing, our operating loss for year ended December 31, 2023 was $36,741 thousand compared to an operating loss of $5,190 thousand for year ended December 31, 2022, an increase of $31,551 thousand, or 608%.

Our operating loss for year ended December 31, 2022 was $5,190 thousand compared to an operating loss of $4,974 thousand for year ended December 31, 2021, an increase of $216 thousand, or 4.3%.

Research and Development Expenses, Net

The Company’s research and development expenses for the year ended December 31, 2023, amounted to $2,711 thousand, representing an increase of $813 thousand, or 42.8%, compared to $1,898 thousand for the year ended December 31, 2022. The major changes in research and development expenses were an increase of $320 thousand in Share based compensation expenses and reimbursement from proof of concept projects that decreased by $568 thousand.

The Company’s research and development expenses for the year ended December 31, 2022, amounted to $1,898 thousand, representing a decrease of $141 thousand, or 7%, compared to $2,039 thousand for the year ended December 31, 2021. The major changes in research and development expenses were an increase of $371 thousand in salaries and related expenses that were offset against the reimbursement from paid pilots and proof of concept projects that increased in $335 thousand and Subcontractors and consultants’ expenses that decreased in $257 thousand.

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $16,567 thousand for the year ended December 31, 2023, a net increase of $13,844 thousand, or 508.4%, compared to $2,723 for the year ended December 31, 2022. The net increase was primarily attributable to an increase of $7,278 thousand in Business Combination cost, an increase of $5,128 in public company expenses, an increase of $1,085 in Share based compensation, an increase of $413 in Wages and salaries related reflecting an increase in payroll expenses and in the number of employees and an increase of $388 thousand in travel expenses, due to returning to full operation after COVID which is offset by decrease of $438 thousand in Professional services expenses.

The Company’s general and administrative expenses totaled $2,723 thousand for the year ended December 31, 2022, a net increase of $241 thousand, or 10%, compared to $2,482 for the year ended December 31, 2021. The net increase was primarily attributable to an increase of $183 thousand in wages and salaries related expenses reflecting an increase in the number of employees and an increase of $223 thousand in travel expenses offset by decrease of $194 thousand in share-based compensation expenses.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $661 thousand for the year ended December 31, 2023, an increase of $92 thousand, or 16.1%, compared to $569 thousand for the year ended December 31, 2022, and was primarily due to an increase of $176 thousand in wages and salaries related due to hiring new professional senior selling and marketing team. This was offset by a decrease in marketing expenses and consulting.

The Company’s selling and marketing expenses totaled $569 thousand for the year ended December 31, 2022, an increase of $116 thousand, or 26%, compared to $453 thousand for the year ended December 31, 2021, and was primarily due to an increase in digital advertising cost associated with our marketing efforts.

Listing Cost

The Company’s listing cost for the year ended December 31, 2023, amounted to $16,802 thousand, which consisted of $11,599 thousand representing deemed issuance of shares at fair value at the closing of the Business Combination and $5,203 thousand, which represents the fair value of the Company’s identifiable net assets which represents a payment for the service of obtaining a stock exchange listing for its shares and it is therefore recorded to the consolidated statement of comprehensive loss.

Finance Income and Expenses

The Company’s finance income for the year ended December 31, 2023, totaled $1,580 thousand, an increase of $1,552 thousand, or 5,543%, compared to $28 thousand for the year ended December 31, 2022.The increase is due to $927 thousand revaluation of public warrants financial liabilities at fair value and $377 thousand revaluation of convertible note. The Company’s finance expenses for the year ended December 31, 2023, amounted to $7,891 thousand, an increase of $6,763 thousand, or 599.6%, compared to $1,128 thousand for the year ended December 31, 2022. The increase mainly attributed to a $3,704 thousand revaluation of the bridge loans and convertible notes, $2,005 thousand due to warrants revaluation, $1,000 thousand due to interest on borrowings, and $250 thousand from inducement expenses.

The Company’s finance income for the year ended December 31, 2022, totaled $28 thousand, a decrease of $209 thousand, or 88%, compared to $237 thousand for the year ended December 31, 2021. The Company’s finance expenses totaled $1,128 thousand for the year ended December 31, 2022, an increase of $1,027 thousand or 1,017%, compared to $101 thousand for the year ended December 31, 2021. The increase is mainly attributed to a revaluation of the bridge loans and redeemable warrants at fair value.

Gain from Remeasurement of Investment in Associated Company

Gain from remeasurement of investment in associated company amounted to $22,164 thousand and reflects the remeasurement of the investment in true-Gold at fair value following the Company obtaining control over true-Gold, since before the transaction’s completion the Company held 44.4% of the shares of true-Gold which were treated as a joint venture investment.

Share of Net Profit/Loss of Associated Companies

Shares of net loss of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2023 at the amount of $101 thousand and share of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022 at the amount of $106 thousand. As of December 31, 2023 and December 31, 2022, the carrying amount of the investment in associated companies is $115 thousand and $221 thousand, respectively.

Shares of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022 at the amount of $106 thousand and share of net loss of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2021 at the amount of $101 thousand. As of December 31, 2022 and December 31, 2021, the carrying amount of the investment in associated companies is $221 thousand and $147 thousand, respectively.

Income Tax

As of December 31, 2023, the Company estimated carry forward tax losses of approximately $45,095 thousand (December 31, 2022: $24,106 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

As of December 31, 2022, the Company estimated carry forward tax losses of approximately $24,106 thousand (December 31, 2021: $17,659 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss Attributable to Shareholders

As a result of the forgoing, our net loss for the year ended December 31, 2023 was $20,989 thousand, compared to $6,184 thousand for the year ended December 31, 2022, an increase of $14,805 thousand, or 240%.

As a result of the forgoing, our net loss for the year ended December 31, 2022 was $6,184 thousand, compared to $4,939 thousand for the year ended December 31, 2021, an increase of $1,245 thousand, or 25%.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2023 and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of December 31, 2023, the Company had $168 thousand in cash and cash equivalents. In addition, during February 2024, the Company raised gross proceeds of approximately $3,307 thousand, before deducting fees and other offering expenses payable by the Company, from the issuance of share, prefunded warrants and convertible security, and during April 2024, the Company raised gross proceeds of approximately $2,000 thousand before deducting fees and after offering expenses payable by the Company, from the issuance of a promissory note and warrants.

The table below presents our cash flows for the periods indicated:

	For Year Ended December 31,
U.S. dollars in thousands	2023	2022	2021
Net cash used in operating activities	12,479	5,223	3,908
Net cash used in investing activities	1,036	1,127	1,765
Net cash provided by financing activities	11,954	3,846	6,118

Net increase (decrease) in cash and cash equivalents	(1,561)	(2,504)	445

Operating Activities

Net cash used in operating activities was $12,479 thousand during the year ended December 31, 2023, compared to net cash used in operating activities of $5,223 thousand during the year ended December 31, 2022. The increase is mainly attributed to the net loss for the period which amounted to $20,914 thousand and adjusted as non-cash, remeasurement of investment in associated company at the amount of $22,164 thousand due to the acquisition of additional 7.5% in true-Gold, Business Combination listing costs at the amount of $16,802 thousand, financial expenses due to bridge loans at the amount of $3,800 thousand and stock-based compensation expenses at the amount of $3,269 thousand. Net cash used in operating activities amounted to $3,908 thousand during the year ended December 31, 2021. The increase was primarily used for payment of salaries and related expenses, travel expenses, research and development, subcontractors, consultants and materials. In addition, the increase in cash used in operating activities derived from a material increase in prepaid expenses related to the BCA.

Investing Activities

Net cash used in investing activities was $1,036 thousand during the year ended December 31, 2023, consisted of capitalized development costs in the amount of $976 thousand and $60 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,127 thousand during the year ended December 31, 2022, consisted of capitalized development costs in the amounts of $975 thousand and $152 thousand, which were used for purchasing property and equipment. Net cash used in investing activities was $1,765 thousand during the year ended December 31, 2021, and consisted of cost of capitalized development expenses in the amounts of $1,468 thousand and $297 thousand, which were used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities was $11,954 thousand during the year ended December 31, 2023, consisted mainly of $2,679 thousand in advance payment for equity, $2,356 thousand in net proceeds from issuance of promissory note $2,919 thousand for net proceeds from issuance of shares in the Business Combination net , an aggregate of $2,630 thousand net proceeds from the issuance of shares and warrants, $642 thousand in exercise of warrants, $550 thousand in proceeds from issuance of bridge loans and warrants and $250 thousand in proceeds from the issuance of a convertible note. Net cash provided by financing activities was $3,846 thousand during the year ended December 31, 2022, consisted mainly of $3,310 thousand in proceeds from issuance of bridge loans and warrants and $581 thousand of proceeds from issuance of convertible notes and $182 thousand net issuance of shares, which was partially offset by payment of $172 thousand for loan repayment to related parties. Net cash provided by financing activities was $6,118 thousand during the year ended December 31, 2021, consisted mainly of $5,892 thousand in proceeds from net issuance of shares and warrants and $395 thousand of net proceeds from the exercise of warrants, which was partially offset by payment of $98 thousand for lease liabilities and loan repayment to related parties of $103 thousand.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of technology.

As of December 31, 2023 and December 31, 2022, the Company had $168 thousand and $1,398 thousand, respectively, in cash and cash equivalents, which the Company has been using and continues to use for working capital and general corporate purposes since those dates. Since December 31, 2023, the Company has raised an additional approximately $5,557 thousand in funding from various investors. The Company expects that its existing cash and cash equivalents, along with amounts it may draw down under the Alpha SEPA, and receivables from clients once paid, will be sufficient to fund its operations for the foreseeable future but perhaps at a delayed or reduced scope. In addition, the Company has outstanding approximately $13,000 thousand in existing payables and other liabilities related to expenses of the Business Combination. The Company expects to fund the payment of such amounts out of the Alpha SEPA, referred to below, ongoing activities of the Company and possibly other capital raisings in 2024 and in addition, during April 2024, the Company terminated the SEPA with Yorkville and entered into a similar agreement for $30 million with an institutional investor. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. The Company’s future capital requirements will depend on several factors, including:

●	Commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

When and until the Company starts to generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are generally either out of money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the SEPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our corporate infrastructure.

Contractual Obligations

Reciprocal Standby Equity Purchase Agreement

In February 2023, we entered into a SEPA with Yorkville, whereby we have the right, but not the obligation, to sell to Yorkville up to $25.0 million of our Ordinary Shares at our request, subject to the terms therein. We have received as loans Pre-Paid Advances of $3.5 million, all of which as of the date of this prospectus, have been converted into our Ordinary Shares or repaid in cash.

On April 13, 2024, the Company exercised its right of termination under the SEPA and sent to Yorkville a termination notice, which became effective on or about April 19, 2024.

Alpha Stock Purchase Agreement

On April 19, 2024, the Company entered into a Stock Purchase Agreement (the “SPA”) with Generating Alpha Ltd. (“Alpha”), pursuant to which Alpha has committed to purchase from us up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA. The Company entering into the SPA was a condition of the Company’s previously announced note and warrant transaction with Alpha from April 11, 2024.

Subject to the terms and conditions of the SPA, the Company has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of our ordinary shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”). There is a $20,000 mandatory minimum amount for any Put and it may not exceed $500,000, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Company in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to : (a) 95% of the lowest daily traded price of the Company’s ordinary shares during the five trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00: (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The Company will control the timing and amount of any sales of ordinary shares to Alpha. Actual sales of our ordinary shares to Alpha as a Put under the SPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Company’s ordinary shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

The obligations of Alpha to accept any Put pursuant to a Put Notice is subject to customary conditions, including that Alpha is not required to purchase any ordinary shares pursuant to a Put if it would result in Alpha beneficially owning in excess of 4.99% of the Company’s ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Company agreed to pay a commitment fee to Alpha equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares and which shall be subject to a three month lock-up.

The net proceeds under the SPA to the Company will depend on the frequency and prices at which the Company sells ordinary shares to Alpha. The Company expects that any proceeds received by it from such sales to Alpha will be used for working capital and general corporate purposes; provided, however, that in the event the Company owes any indebtedness to Alpha, 50% of any such proceeds shall be applied to repayment of such indebtedness.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000,000. The Company has the right to terminate the SPA at no cost or penalty upon five (5) trading days’ prior written notice to Alpha, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. The Company and Alpha may also agree to terminate the SPA by mutual written consent. Neither the Company nor Alpha may assign or transfer its respective rights and obligations under the SPA, and no provision of the SPA may be modified or waived by the Company or Alpha other than by an instrument in writing signed by both parties.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. The SPA contains restrictions on the Company’s ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The Company further entered into a Registration Rights Agreement with Alpha, pursuant to which the Company agreed to register for resale ordinary shares underlying the SPA.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

On September 19, 2023, the Company amended the loan agreements dated September 7, 2015, by and between SMX Israel, the Company’s shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert US$657 thousand of indebtedness under the loan agreements into 487,281 ordinary shares (post share reverse split) of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation the FV of this Indebtedness is immaterial.

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was debited $34 thousand and $36 thousand for the year ended December 31, 2023 and December 31, 2022, respectively.

Security Matters PTY and the Company borrowed an aggregate of $3,860 thousand from private investors between September 2022 and February 2023, which loans are due no earlier than May 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share and a first priority security interest in the shares of Security Matters PTY’s interest in true-Gold Consortium Pty Ltd. In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into common shares and deferred the remaining cash payments during the first and second quarter of 2024.

On December 31, 2023, the Company issued an aggregate of 4,032,256 Ordinary Shares and warrants to purchase an aggregate of 4,032,256 ordinary shares, to the lenders, in exchange for the cancellation of an aggregate of (a) approximately $750 thousand in principal owed to the lenders and (b) $1,450 thousand cash value of Redeemable Warrants. The Company also issued 457,682 Ordinary Shares to a service provider (the “Service Provider”) as payment in full for $260 thousand worth of services previously provided to the Company by the Service Provider. Such transactions were evidenced by a series of substantially similar Conversion and Exchange Rights Agreements executed as of December 31, 2023.

In January 2023, the Company borrowed $250 thousand from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum and is convertible at a conversion price of $10.00 per share, and the holder further received 5% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share.

On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 (the “September SPA”) and issued and sold to an institutional investor a promissory note with a fixed conversion price of $1.6378 and warrants, for gross proceeds to the Company of approximately $2,358 thousand, before deducting fees and other offering expenses payable by the Company. The note was issued in the principal amount of $4,290 thousand, all of which have been converted as of the date of this prospectus into an aggregate of 2,619,377 Ordinary Shares. The actual amount loaned by the investor pursuant to the Note was $2,574 thousand after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the effective date and is the date upon which any remaining accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into Ordinary Shares at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary adjustments and limitations set forth in the note, including for fundamental transactions. As of the date of this prospectus, the investor has converted all of the principal of the note into an aggregate of 2,619,377 Ordinary Shares.

Additionally, as part of the transaction, we issued two warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 3,929,051 Ordinary Shares has an exercise price of $0.0022 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. As of date of this prospectus, the investor exercised the Warrant A for 3,789,264 Ordinary Shares. The B Warrant for 2,619,367 Ordinary Shares had, pursuant to the September SPA, an exercise price of $1.6378 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. On April 11, 2024, as an inducement of the Company for the Investor to enter into transactions pursuant to a Securities Purchase Agreement, whereby the Company issued and sold to the Investor a promissory note and warrants, for gross proceeds to the Company of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Company, the Company entered into a Warrant Amendment and Inducement Letter with the Investor, with respect to the “B” warrants. Pursuant to the Warrant Amendment and Inducement Letter, the Investor exercised for cash the outstanding “B” warrants in full at a reduced exercise price of $0.0022 per share, or approximately $5,762. See “Prospectus Summary – Recent Developments – April 11, 2024 Securities Purchase Agreement.”

On October 3, 2023, Security Matters PTY entered into an Investment Agreement (the “Investment Agreement”) with True Gold Consortium Pty Ltd (“True Gold”), of which Security Matters PTY is a shareholder.

Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 True Gold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the “True Gold Shares”) such that Security Matters PTY’s holdings in True Gold shall be increased to 51.9% of the total issued and outstanding shares of True Gold, making Security Matters PTY the majority owner of True Gold. Additionally, the existing license agreement as between Security Matters PTY and True Gold was amended to include additional intellectual property of Security Matters PTY to be licensed to True Gold thereunder. Security Matters PTY shall further supply to True Gold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Pursuant to the Investment Agreement, True Gold shall have the right, within 12 months of the issuance of the True Gold Shares to Security Matters PTY, to purchase the True Gold Shares from Security Matters PTY for a purchase price to be decided by an external valuator.

Government Grants

As of December 31, 2023 and December 31, 2022, the Company has a contingent liability of $153 thousand and $135 thousand, respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%.

The fair value of these options was $33 thousand and recognized as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $123 thousand against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

Sales Cooperation Agreement

On July 25, 2023, the Company entered into a Sales Cooperation Agreement with Data Vault Holdings, Inc., which acts in the area of Web 3.0 technologies, crypto anchors and data software as a service, pursuant to which each party on a non-exclusive basis will effect introductions of potential clients to the other. Pursuant to the agreement, any transaction between a party and an introduced client shall entitle the introducing party to a commission on income received in the transaction for 48 months. In addition to entering into the Sales Cooperation Agreement, the companies intend to collaborate to advance Data Vault’s Web 3.0 strategies for data visualization, inventory tracking and laboratory automation, using the Company’s digital blockchain platform enhanced with a physical marker.

Warrant Reset Offer

On December 8, 2023, the Company consummated an inducement offer letter agreement with certain holders of the Company’s outstanding Warrant Bs to purchase Ordinary Shares of the Company. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Company’s 1:22 reverse share split).

Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 606,060 Ordinary Shares at a reduced exercise price of $1.15 per share in consideration for the Company’s agreement to issue new warrants to purchase, in the aggregate, up to 909,090 of the Company’s Ordinary Shares at an exercise price of either (i) $0.0022 per share in an amount not to exceed 75% of the new warrant shares, or (ii) $1.15 per share, in the discretion of the warrantholders. The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of approximately $697,000 from the exercise of the Warrant Bs by the holders. In January 2024, the holders of such reset warrants exercised 454,544 warrants pursuant to the option described above under clause (i), and as a result we issued an aggregate of 454,544 ordinary shares.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact on our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the ILS, AUD, EUR and SGD, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2023, the ILS increased against the U.S. dollar by approximately 3%, the AUD increased against the U.S. dollar by approximately 0%, the EUR increased against the U.S. dollar by approximately 4% and the SGD increased against the U.S. dollar by approximately 1%.

The Company’s policy is not to enter into any currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company seeks to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY is that legally the Company owns the entire share capital of Security Matters PTY.

Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599 thousand), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802 thousand, between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY have been recognized and measured in the consolidated financial statements of the Company for the year ended December 31, 2023, at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in the consolidated financial statements of the Company for the year ended December 31, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in the consolidated financial statements of the Company for the year ended December 31, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4.	The statement of comprehensive loss in the consolidated financial statements of the Company for the year ended December 31, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

true-Gold Business Combination

On October 3, 2023 (acquisition date), the Company has signed an agreement with true-Gold Consortium Pty Ltd. (“true-Gold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in true-Gold and result in the Company’s gain control over true-Gold. true-Gold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of true-Gold diversifies the Company’s operations into true-Gold’s pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of true-Gold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 thousand and a gain was recognized in the amount of $22,164 thousand, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in true-Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in true-Gold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of true-Gold. The fair value of the non-controlling interests in true-Gold was based on the fair value of true-Gold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as true-Gold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of true-Gold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of true-Gold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of true-Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from true-Gold to the Company which amounted to AUD 475 thousand (approximately $307 thousand) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in true-Gold.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 and 2022

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 and 2022

The amounts are stated in thousands of U.S. Dollars

F-1

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SMX (Security Matters) Public Limited Company and subsidiaries (the “Company”) as of December 31, 2023, and 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	Ziv Haft
April 19, 2024
We have served as the Company’s auditor since 2023	Certified Public Accountants (Isr.)
BDO Member Firm

F-2

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2023	December 31, 2022
	Note	US$ in thousands
Current assets
Cash and cash equivalents		168	1,398
Other current receivables	4	634	3,673
Total current assets		802	5,071
Non-current assets
Intangible assets, net	3,7	16,486	5,027
Goodwill	3	32,957	-
Property, plant and equipment, net	5	411	555
Right of use assets	11	389	414
Investment in associated companies	6	115	221
Total non-current assets		50,358	6,217

Total assets		51,160	11,288
Current liabilities
Trade payables		10,515	2,972
Other payables	12	2,483	650
Convertible notes	8	377	563
Warrants - derivative financial liability	9	1,143	-
Pre-paid advance	10	700	-
Bridge loans liabilities	9	1,750	-
Convertible promissory note	8	1,013	-
Borrowings from related parties	13	-	710
Lease liabilities	11	41	30
Total current liabilities		18,022	4,925
Non-current liabilities
Lease liabilities	11	411	440
Bridge loans liabilities	9	483	3,682
Long term payables		-	85
Total non-current liabilities		894	4,207

Total liabilities		18,916	9,132
Equity
Issued capital and additional paid-in capital	14	62,901	32,713
Foreign currency translation reserve		(491)	(537)
Accumulated losses		(50,934)	(30,020)
Total equity attributable to owners of the parent		11,476	2,156
Non- controlling interest		20,768	-
Total equity		32,244	2,156
		51,160	11,288

April 19, 2024
Ofira Bar Chief Financial Officer	Haggai Alon Chief Executive Officer	Pauline Khoo Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

F-3

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2023	December 31, 2022	December 31, 2021
	Note	US$ in thousands
Research and development expenses	15	2,711	1,898	2,039
Selling and marketing expenses		661	569	453
General and administrative expenses	16	16,567	2,723	2,482
Listing expenses		16,802	-	-
Operating loss		(36,741)	(5,190)	(4,974)
Finance expenses		7,891	1,128	101
Finance income		1,580	28	237
Gain from remeasurement of investment in associated company		22,164	-	-
Share of net profit (loss) of associated companies	6	(101)	106	(101)
Loss before income tax		(20,989)	(6,184)	(4,939)
Income tax	17	-	-	-
Net loss		(20,989)	(6,184)	(4,939)

Other comprehensive loss:
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements from functional currency to presentation currency		(224)	(522)	(7)

Items that will or may be reclassified to profit or loss:
Exchange losses arising on translation of foreign operations		(59)	(238)	(375)
Total other comprehensive loss		(283)	(760)	(382)

Total comprehensive loss		(21,272)	(6,944)	(5,321)

Net loss attributable to:
Equity holders of the Company		(20,914)	-	-
Non- controlling interest		(75)	-	-

Basic and diluted loss per share attributable to shareholders	18	(7.82)	*(8.47)	*(7.41)

*	Restated as a result of the SPAC transaction and after giving effect to the reverse stock split (see also Note 1.B)

The accompanying notes are an integral part of the consolidated financial statements.

F-4

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities to shares	5,955	-	-	5,955	-	5,955
Exercise of options into shares	10	-	-	10	-	10
Issuance of shares and warrants B, net (See note 14.B.3)	1,837	-	-	1,837	-	1,837
Conversion of warrants A to ordinary shares (See note 14.B.3)	1,008	-	-	1,008	-	1,008
Exercise of warrants B, net (See note 14 B.3)	888	-	-	888	-	888
Issuance of warrants B after reset (See note 14 B.3)	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

F-5

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2022	31,504	223	(23,836)	7,891
Comprehensive loss
Loss after income tax for the year	-	-	(6,184)	(6,184)
Other comprehensive loss for the year	-	(760)	-	(760)
Total comprehensive loss for the year	-	(760)	(6,184)	(6,944)

Issuance of shares, net	182	-	-	182
Share-based compensation	306	-	-	306
Issuance of options to acquire intangible asset	721	-	-	721

Balance as of December 31, 2022	32,713	(537)	(30,020)	2,156

The accompanying notes are an integral part of the consolidated financial statements.

F-6

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2021	24,733	605	(18,897)	6,441
Comprehensive loss
Loss after income tax for the year	-	-	(4,939)	(4,939)
Other comprehensive loss for the year	-	(382)	-	(382)
Total comprehensive loss for the year	-	(382)	(4,939)	(5,321)

Issuance of shares, net	5,892	-	-	5,892
Exercise of warrants	395	-	-	395
Share-based compensation	484	-	-	484

Balance as of December 31, 2021	31,504	223	(23,836)	7,891

The accompanying notes are an integral part of the consolidated financial statements.

F-7

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(20,914)	(6,184)	(4,939)
Share based compensation	3,269	306	484
Depreciation and amortization	225	290	315
Decrease (increase) in other current receivables	2,938	(2,936)	(463)
Increase in trade payables	2,074	2,217	401
Increase (decrease) in other payables	(235)	114	60
Increase (decrease) in other liabilities	19	17	(3)
Revaluation of financial liabilities at fair value	1,496	387	-
Interest expenses	4,281	51	47
Revaluation of convertible notes	(382)	-	-
Remeasurement of investment in associated company	(22,164)	-	-
Provision of borrowing to related parties	-	621	89
Share in (earnings) losses of associated companies, net	101	(106)	101
Issuance of options to underwriters	11	-	-
SPAC transaction - listing costs	16,802	-	-
Net cash flow used in operating activities	(12,479)	(5,223)	(3,908)

Cash flows from investing activities:
Purchase of property, plant and equipment	(60)	(152)	(297)
Capitalized development cost	(976)	(975)	(1,468)
Net cash flow used in investing activities	(1,036)	(1,127)	(1,765)

Cash flows from financing activities:
Payments of borrowings to related parties	-	(172)	(103)
Payment of lease liabilities	(42)	(55)	(98)
Proceeds from issuance of shares, warrants A and B, net (see note 14 B.3)	2,630	-	-
Exercise of warrants B (see note 14 B.3)	642	-	395
Proceeds from issuance of convertible notes (see note 8.A)	250	581	-
Advance payment for equity, net (see note 10)	2,679	-	-
Repayment of bridge loans (see note 9)	(30)	-	-
Proceeds from issuance of shares, net	-	182	5,892
Proceeds from issuance of bridge loans and warrants (see note 9)	550	3,310	32
Proceeds from issuance of promissory note (see note 8.C)	2,356	-	-
Issuance of shares in the SPAC transaction, net	2,919	-	-
Net cash flow from financing activities	11,954	3,846	6,118

Increase (decrease) in cash and cash equivalents	(1,561)	(2,504)	445
Cash and cash equivalents at beginning of year	1,398	4,171	4,341
Exchange rate differences on cash and cash equivalent	331	(269)	(615)
Cash and cash equivalents at end of year	168	1,398	4,171

F-8

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	US$ in thousands
Appendix A – Non-cash transactions during the year:		-	-
Conversion of liability to ordinary shares (see note 10)	2,300	-	-
Conversion of warrants A to ordinary shares (see note 14.B.3)	1,008	-	-
Conversion of bridge loans and derivative financial liability to ordinary shares	5,192	-	-
Exercise of options and warrants into ordinary shares	2,925	-	-
Conversion of convertible notes to ordinary shares	175	-	-
Conversion of liability to ordinary shares (see note 14)	3,030	-	-
Remeasurement of investment in associated company (see note 3)	(22,164)	-	-

The accompanying notes are an integral part of the consolidated financial statements.

F-9

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform.

Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.	The SPAC transaction:

On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange. The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	On October 3, 2023, the Company has signed an agreement with True Gold Consortium Pty Ltd.’s (“TrueGold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in TrueGold and result in the Company’s gain control over TrueGold, See also Note 3.

D.	During the 12 months ended December 31, 2023, the Company incurred operating losses and negative cash flows from operating activities. The Company has not yet generated revenues. As discussed in Note 10, the Company executed an equity line agreement to raise up to $25,000 in consideration of the issuance of common stock over the course of 36 months with YA II PN, LTD (“Yorkville”). Furthermore, and as described in note 10 and note 24(10), in April 2024, the Company terminated the equity line agreement with Yorkville and entered into a similar agreement for $30,000 with an institutional investor. The Company is continuing with additional capital raising and as described in note 24(45), post balance sheet date it received an additional $3 million in funding. The Company also plans to secure a convertible note between $500 and $1,000 in addition to second round funding to raise approximately $5,800 after balance sheet date. The Company has also the ability to decrease its expenses and capitalize debt in order to meet its existing cash flow streams. Furthermore, the Company expect that the $5,000 NATO government agreement describe in note 24 (2), shall continue in the second half of 2024. Management believes that the proceeds from the recent funding agreements, combined with its cash on hand, equity line and the Company’s plans, are sufficient to meet the Company’s obligations as they come due in the foreseeable future. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for its long-term business plan.

F-10

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL (CONT.):

E.	The Company operates primarily through 9 wholly owned subsidiaries and one majority owned all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2023		Percentage Owned December 31, 2022
Security Matters (SMX) PLC	Ireland	100%		-
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%		-
Lionheart III Corp	USA	100%		**
SMX Circular Economy Platform PTE, Ltd.	Singapore	100%		*
SMX (Security Matters) Ireland Limited	Ireland	100%		*
SMX Fashion and Luxury	France	100%		-
TrueSilver SMX Platform Ltd.	Canada	100%		-
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%		100	%***
Security Matters Canada Ltd.	Canada	100%		100	%***
SMX Beverages Pty Ltd.	Australia	100%		100	%***
True Gold Consortium Pty Ltd.	Australia	51.9	%***	See note 6

In addition, the Company’s has the following investments in associated companies:

Entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50	%***

The proportion of ownership interest is equal to the proportion of voting power held.

*	Incorporated in 2023.
**	Merger occurred in March 2023 as part of the Business Combination.
***	Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited) as of December 31, 2023.

F-11

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of SMX (Security Matters) Public Limited Company as of December 31, 2023 and 2022 and the results of all subsidiaries for the three years in the period then ended. SMX (Security Matters) Public Limited Company, a public limited company and its subsidiaries together are referred to in these financial statements as the Group or the “consolidated entity”.

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and until the date that control is lost.

Intercompany transactions between entities in the consolidated entity are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Investments in associated companies

Investments in associated companies are accounted under the equity method and are initially recognized at cost. The investment’s cost includes transaction costs. The consolidated financial statements include the Group’s share in net income or loss, in other comprehensive income or loss, and in the net assets of associated companies accounted by the equity method from the date when significant influence or joint control materialized, until the date on which the conditions for significant influence or joint control are no longer met.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of the associate.

Reverse acquisition transaction

The result of the merger between the Company and Security Matters PTY Ltd. as described in Note 1.B is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

F-12

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

The Company is initially consolidated in the financial statements from the closing date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY Ltd. have been recognized and measured in these consolidated financial statements at their pre-combination carrying amounts.
2.	The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.
3.	The amount recognized as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.
4.	The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

Foreign currency

The consolidated financial statements are prepared in US Dollars which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.’s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold consortium PYT LTD. is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date.
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive lose in Foreign Currency Translation Reserve.

F-13

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Issue of a unit of financial instruments

The issue of a unit of financial instruments such as a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issuance costs) to financial derivatives and other financial instruments measured at fair value in each period and to financial liabilities that are measured at amortized cost, with residual allocated to equity instruments. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

Governmental grants

Government grants received for the use of research and development activities, for which the Group undertook to pay royalties to the state, contingent on future sales arising from this financing, were treated as forgivable loans. The grant was recognized as a liability in the financial statements, except when there is reasonable assurance that the Group will comply with the conditions for the forgiveness of the loan, then it would be recognized as a government grant. When the loan bears a below-market rate of interest, the liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A.	In the principal market for the asset or liability; or
B.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:

Other receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services, but also incorporate other types of contractual monetary asset. These assets are carried at amortized cost less any provision for impairment.

The Group has no financial assets classified at fair value through profit or loss.

F-14

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Financial liabilities

financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

measured at fair value through profit or loss:

These financial liabilities comprise of derivatives that are options which are to be settled in equity instruments but nevertheless do not meet the definitions of equity instruments. The Group measures those financial liabilities at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity will be successful, are offset in profit or loss against the related expenses (research and development expenses). Any intellectual property generated from this activity remains at the ownership of the Group.

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability, excluding leases where the lease term is 12 months or less, or where the underlying asset is of low-value. These leases expenditures are recognized on a straight-line basis over the lease term. A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

F-15

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Lease liabilities

All leases are accounted for by recognizing a right-of-use asset and a lease liability. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate implicit in the lease unless (as is typically the case) this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	amounts expected to be payable under any residual value guarantee;
●	the exercise price of any purchase option granted in favor of the Group if it is reasonably certain to exercise that option; and
●	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate or when there is a change in the assessment of the term of any lease the remeasurement being recognized in front of the right of use assets.

Capitalized technology development costs

Expenditures on research activities are recognized in profit or loss as incurred. Expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents and are capitalized when the Group demonstrates all the following criteria:

a.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.
b.	The intention to complete the intangible asset and use or sell it.
c.	The ability to use or sell the intangible asset.
d.	The probability of the intangible asset to generate future economic benefits. Among other things, the Group considers the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
e.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
f.	The ability to measure reliably the expenditures attributable to the intangible asset during its development.

The recognition criteria above are considered by the Group at each stage of development to determine when the criteria have been initially met in full.

The technical feasibility criteria is determined to be met when a milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Group believes that the technical feasibility of completing the development for use is probable.

The Group notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry’s needs.

F-16

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

Currently, the Group’s capitalized development activities focus on:

1.	Development of marker architecture to be embedded topically or in-situ (application) for each material/product within the optimal industrial manufacturing phase, based on industry standards and regulations.
2.	Semi Industrial scale – technology implementation in semi-industrial production.
3.	Development of a digital platform to support the end-to-end traceability from raw material to final product to recycling.

The Group’s management has the full intention to complete the development of the technology and ultimately to sell it. This intention is demonstrated by initiating partnerships with industry market leaders and continuing the development into the next phase. The Group’s intention is also reflected in the Group’s approved budget.

The Group’s management intends to concentrate its future sales and marketing efforts in the U.S. market, including recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

The Group’s business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Group’s technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Group is able to provide an adaptive solution for multiple market segments, based on a unified technology solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Group’s strategy to create strategic partnerships with market leaders across its main segments of activity. The Group believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

Adequate technical and financial resources are available to complete the development; the development will be completed by the Group’s technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Group has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots.

The Group has financial systems in place that allow it to maintain records in sufficient detail that enable it to measure reliably the expenditures attributable to the intangible asset during its development.

Development expenditures not satisfying all the above criteria are recognized in the consolidated statement of comprehensive income as incurred.

Subsequent measurement

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

An asset is ready for its intended use, when the developed technology becomes operational and the Group completes an initial customization for a client’s specific needs, which means that the technology is fully implemented in the customer’s manufacturing processes and ready for its intended use. The management estimates that in approximately two years such customization will be completed, and amortization will commence.

F-17

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

Intangible assets with a finite useful life are amortized over their estimated useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for intangible assets are reviewed at least at each year end.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. An expenditure incurred in development activities, including the Group’s software development is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates, the expenditure will lead to new or substantially improved products, the products are technically and commercially feasible and the Group has sufficient resources to complete the development and reach the stage for which the product is ready for use.

All other expenditure, including those incurred in order to maintain an intangible assets current level of performance, is expensed as incurred.

Share-based compensation

The Group measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted. The Group selected the Black-Scholes model as the Group’s option pricing model to estimate the fair value of the Group’s options awards. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements);

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ‘significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the consolidated financial statements of the Group but affect the disclosure of accounting policies of the Group.

Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors);

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors. These amendments had no effect on the consolidated financial statements of the Group.

F-18

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

New standards, interpretations and amendments not yet effective

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

●	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback);
●	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current);
●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
●	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures).

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Group.

F-19

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

H.	The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

Share based compensation

The Group has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes model, which was derived to model the value of the firm’s equity over time. The simulation model was designed to take into account the unique terms and conditions of the performance shares and share options, as well as the capital structure of the firm and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are described in the share-based compensation note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of profit or loss over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Intangible assets

The Group capitalizes costs for its developed projects when specific criteria are met. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is achievable, usually when a product development project has reached a defined milestone according to an established project management model. The management makes assumptions regarding the expected future economic benefit to be derived from the intangible asset and therefore whether the capitalized costs are expected to be recovered.

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Group will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also Note 7.

The management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised.

F-20

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Financial liability at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the financial liability, which are described in Note 22 and Note 23, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

NOTE 3 – TRUE GOLD BUSINESS COMBINATION

On October 3, 2023 (acquisition date), the Company signed an agreement with True Gold Consortium Pty Ltd. (“TrueGold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in TrueGold and result in the Company’s gain control over TrueGold. TrueGold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of TrueGold diversifies the Company’s operations into TrueGold’s pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of TrueGold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed and control was obtained, the balance of the investment was remeasured at fair value of $22,164 and a gain was recognized in the amount of $22,164, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in TrueGold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in TrueGold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of TrueGold. The fair value of the non-controlling interests in TrueGold was based on the fair value of TrueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as TrueGold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of TrueGold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of TrueGold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of TrueGold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from TrueGold to the Company which amounted to AUD 475 (approximately $307) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in TrueGold.

F-21

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 3 – TRUE GOLD BUSINESS COMBINATION (CONT.):

The fair value of the identifiable assets and liabilities of TrueGold on the acquisition date:

	US$ in thousands
Cash and cash equivalents		13
Other current receivables		155
Intangible asset (core technology license)		10,449
Trade payables		277

Net identifiable assets		10,340
Non-controlling interests		(20,826)
Goodwill		32,957

Loan to TrueGold	307

Fair value of previous investment	22,164
		22,471

The only intangible asset identified in the purchase price allocation, and recognized as shown in the table above, represents a core technology license that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). As mentioned above, this licensee represents the current right of TrueGold to use the Company’s intellectual property of technology under a license agreement signed in 2020. For the purpose of the purchase price allocation, this right was treated as a reacquired right and accordingly was recognized separately from goodwill and valued on the basis of the remaining contractual term of the related contract, regardless of whether market participants would consider potential contractual renewals. After acquisition, this intangible asset should be amortized in according to its economic useful life. The Company has not yet began amortizing the asset and is assessing the economic useful life of it. See also Note 7.

The goodwill arising from acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and TrueGold. The goodwill recognized is not expected to be deductible for income tax purposes.

From the acquisition date, TrueGold has contributed $155 to the consolidated net loss. If the business combination had taken place at the beginning of the year 2023, the consolidated net loss would have been increased by $692 after elimination the Company’s’ share of TrueGold’s net loss until acquisition date.

NOTE 4 - OTHER CURRENT ASSETS:

	December 31, 2023	December 31, 2022
Prepaid expenses	142	*3,157
Tax authorities	257	358
Proof of concept receivables	148	86
Other	87	72
Total	634	3,673

*	Includes $3,123 for December 31, 2022, which related to the anticipated SPAC transaction costs (refer to Note 1.B).

F-22

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2023	63	1,147	65	102	1,377
Additions	15	5	7	4	31
Deductions	-	-	-	-	-
Currency translation adjustments	(3)	(6)	(3)	(4)	(16)
At December 31, 2023	75	1,146	69	102	1,392

Accumulated depreciation
At January 1, 2023	18	699	31	74	822
Depreciation	6	151	7	16	180
Currency translation adjustments	-	(18)	(1)	(2)	(21)
At December 31, 2023	24	832	37	88	981
Net book value at December 31, 2023	51	314	32	14	411

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2022	81	1,233	83	99	1,496
Additions	-	135	-	17	152
Deductions	-	-	-	-	-
Currency translation adjustments	(18)	(221)	(18)	(14)	(271)
At December 31, 2022	63	1,147	65	102	1,377

Accumulated depreciation
At January 1, 2022	20	645	33	72	770
Depreciation	4	202	7	19	232
Currency translation adjustments	(6)	(148)	(9)	(17)	(180)
At December 31, 2022	18	699	31	74	822
Net book value at December 31, 2022	45	448	34	28	555

F-23

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANIES:

Entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50%
True Gold Consortium Pty Ltd.	Australia	51.9%	44.4%

The proportion of ownership interest is equal to the proportion of voting power held.

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters Ltd.’s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. and Trifecta established a new entity – Yahaloma Technologies Inc. (“Yahaloma”), which is equally held by Security Matters Limited and Trifecta.

Yahaloma will have the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

True Gold Consortium Pty Ltd

On July 29, 2020, the Company signed a shareholders’ agreement with W.A. Mint Pty Ltd. and TrueGold. The purpose of the agreement is to set the framework for TrueGold’s activity. TrueGold’s goal is to establish an industry standard with the development of an innovative system that can mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology. Under the terms of the agreement, TrueGold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders.

The Company’s management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Company’s management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement.

The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting. During 2023 the Company acquired an additional 7.5% and gained control in TrueGold. See also note 3.

SMX Beverages Pty Ltd

On February 10, 2020, the Company signed an agreement with Global BevCo Pty Ltd. (“Global BevCo”), an Australian company for the commercialization of Group’s trace technology in the alcoholic beverages industry. Under the terms of the agreement, the Company and Global BevCo established a new private entity, SMX Beverages Pty Ltd (“SMX-B”), which is equally held by the above two-mentioned entities. The Company has the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of alcoholic beverages.

The joint arrangement is a joint venture and the Company’s interests in its associate is accounted for using the equity method of accounting.

On December 24, 2021, the Company signed an agreement with Global BevCo to acquire the remaining 50% shares in SMX-B in exchange for 8,000,001 options of the Company at exercise price of AUD 0.4, with an expiration date of March 25, 2027. Total fair value is AUD 960,000 (USD 721,424), and the acquisition was settled on March 25, 2022. The Company assigned the consideration to technology license intellectual property. The total fair value of the options was determined according to Black-Scholes model, free rate interest of 2.5%, expected life 5 years. The acquisition agreement also provides a five-year consulting agreement to Global BevCo including AUD 13,500 per month and a 5% revenue share for referred clients.

F-24

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 7 - INTANGIBLE ASSETS, NET:

	Capitalization of development cost	Purchased license	Core Technology License	Total
	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
COST
As of January 1, 2023	4,372	655	-	5,027
Capitalized development cost	977	157	10,449	11,583
Currency translation adjustments	(7)	7	-	-
As of December 31, 2023	5,342	819	10,449	16,610

Accumulated amortization
As of January 1, 2023	127	-	-	127
Amortization	-	-	-	-
Currency translation adjustments	(3)	-	-	(3)
As of December 31, 2023	124	-	-	124

Net book value as of December 31, 2023	5,218	819	10,449	16,486

F-25

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 7 - Intangible assets, NET (CONT.):

	Capitalization of development cost	Purchased license	Total
	US$ in thousands	US$ in thousands	US$ in thousands
COST
As of January 1, 2022	4,024	-	4,024
Capitalized development cost	975	721	1,696
Currency translation adjustments	(500)	(66)	(566)
As of December 31, 2022	4,499	655	5,154

Accumulated amortization
As of January 1, 2022	116	-	116
Amortization	14	-	14
Currency translation adjustments	(3)	-	(3)
As of December 31, 2022	127	-	127

Net book value as of December 31, 2022	4,372	655	5,027

An intangible asset at the amount of 145 is being amortized. The rest of the intangible assets have not yet commenced amortization.

Intangible assets as of December 31, 2023, consist of capitalized development costs of the Group’s technology as well as the cost of the exclusive license intellectual property (662) which includes the addition amount as a result of the acquisition of additional 50% interest in SMX Beverages Pty Ltd. The acquired rights have not yet commenced amortization as the license was not yet commenced usage.

In addition, intangible asset as of December 31, 2023, consist also of core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). See also Note 3.

NOTE 8 - CONVERTIBLE NOTES:

A.	On January 25, 2023, the Company received an amount of $250 in consideration for issuance of convertible notes (the “Convertible Notes”) and two types of warrants. The Convertible Notes principal amount is $250 and maturity date is the earlier between December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Notes have an interest rate of 15% per annum and shall be converted into ordinary shares: (1) at the note holder’s discretion, at a fixed conversion price of USD 10 per ordinary share, or (2) through issuance of the Company’s ordinary shares at a 20% discount.

As part of the Convertible Note agreements, the investor was granted two types of warrants:

(i) Bonus Warrants - 12,500 warrants to purchase ordinary shares of the Company at an exercise price of USD 11.50 per share. The Bonus Warrants have a term of five years commencing upon the closing of the Business Combination.

(ii) Redeemable Warrants – 12,500 warrants to purchase ordinary shares of the Company at a purchase price of USD 11.50 per share. The Redeemable Warrants have a term of five years commencing upon the closing of the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for USD 5.00 per warrant. The investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

F-26

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

The Convertible Notes are recorded in accordance with their fair value. The Redeemable Warrants are accounted for as a derivative financial liability. Management utilized a third-party appraiser to assist them in valuing the Convertible Notes and Redeemable Warrants.

In order to calculate the fair value of the Convertible Notes, the Company discounted the payment schedule by a discount rate of 32.2%.

The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 73.74% and the risk-free interest rate used is 3.91%. As of December 31, 2023, the fair value of the Convertible Notes was $304 and the fair value of the Redeemable Warrants was $73.

B.	In May 2022, Security Matters PTY Ltd. issued 828,240 convertible notes (the “ 2022 Convertible Notes”), with a face value of AUD 1 (USD 0.7) per each 2022 Convertible Note, for an aggregate amount of AUD 828 thousand (USD 569). The 2022 Convertible Notes have a maturity date of six months from issuance date. The conversion price is as follows: (i) if Security Matters PTY Ltd. executes a binding agreement for an M&A transaction or receives USD 20 million or more in return for the issuance of shares on or before December 31, 2022, the principal amount of each 2022 Convertible Note will automatically be converted into shares in Security Matters PTY Ltd. The issuance price per share will be calculated at a 20% discount to the higher of the offer price or price paid by the investors participating in the qualified transaction, as such term is defined in the 2022 Convertible Notes agreement, subject to a floor cap of no lower than AUD 0.15 (USD 0.11) per share. In July 2022, Security Matters PTY Ltd. entered into the Business Combination Agreement that will be subject to de-listing of the Company’s ordinary share capital from the Australian Stock Exchange following receiving an Australian court approval of the future merger (ii) if Security Matters PTY Ltd. has not executed a binding agreement for a qualified transaction until December 31, 2022, the 2022 Convertible Notes balance will automatically convert into ordinary shares at that date. The issuance price per share will be calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 (USD 0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 (USD 0.32) per share.. As of December 31, 2022, the 2022 Convertible Note amounted to 563. In July 2022, an amendment to the 2022 Convertible Notes agreements was signed between Security Matters PTY Ltd. and the investors which prescribes a cancellation of the 2022 Convertible Notes and replacing them with the issuance of 1,000,000 ordinary shares of Security Matters PTY Ltd. (with the occurrence of the Business Combination as described in Note 1.B). On March 7, 2023, the 2022 Convertible Notes were converted to 1,000,000 ordinary shares of Security Matters PTY Ltd.

C.	On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a convertible promissory note with a fixed conversion price of $1.6378, 3,929,051 warrant As and 2,619,367 warrant Bs, for gross proceeds to SMX of approximately $2,358, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant As are exercisable into 3,929,051 ordinary shares at an exercise price of $0.0022 per, share subject to customary adjustments and may be exercised at any time until the five year anniversary of the warrant As. The warrant Bs are exercisable into 2,619,367 ordinary shares at an exercise price of $1.6378 per share, subject to customary adjustments and may be exercised at any time until the five year anniversary of the warrant Bs. The warrant As and the warrant Bs meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The note is in the principal amount of $4,290. The actual amount loaned by the investor pursuant to the Note is $2,574 after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%.

F-27

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

The promissory note was recognized base on the amortized cost method.

As of December 31, 2023, the note principle amounted to $1 million and during the period $2.1 million of promissory note was converted to shares. As of the date of publication of these financial statements, the Company’s institutional investor has converted all of the principal of the convertible promissory note into an aggregate of 2,619,377 Ordinary Shares and exercised the Warrant A and Warrant B for 3,789,264 and 2,619,367 Ordinary Shares, respectively. See note 24(11).

NOTE 9 - BRIDGE LOANS LIABILITIES:

Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum. The Bridge Loans were accounted for in accordance with the amortized cost method.

As of December 31, 2023, the principal and the accumulated interest of the bridge loans were $1,739.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i)	Bonus Warrants - 11,045 (after reverse stock split) warrants to purchase ordinary shares of the Company at an exercise price of USD 253 per share and a first priority security interest in the shares of Security Matters PTY’s interest in trueGold Consortium Pty Ltd.

The Bonus Warrants term is five years commencing upon the closing of the Business Combination.

Management utilized a third-party appraiser to assist them in valuing the Bonus Warrants The fair value of the Bonus Warrants was calculated using the Black and Scholes model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Bonus Warrants was nil and $24 respectively.

(i)	Redeemable Warrants Type 1 - 15,545 (after reverse stock split) warrants to purchase ordinary shares of SMX at a purchase price of USD 253 per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA (see to Note 1B).

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for USD 110 per warrant.

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for USD 110 per warrant.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using Monte-Carlo simulation model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Redeemable Warrants Type 1 was $72 and $1,973 respectively.

F-28

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 9 - BRIDGE LOANS LIABILITIES (CONT.):

(ii)	Redeemable Warrants Type 2 – 10,454 (after reverse stock split) warrants to purchase ordinary shares of SMX at a purchase price of USD 253 per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (see also Note 1B).

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for USD 110 per warrant.
●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for USD 110 per warrant.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Redeemable Warrants Type 2 was $421 and $696 respectively.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The main assumptions used in the three valuation models as of December 31, 2023 described above were: (1) risk free rate 3.91%; (2) volatility of assets 73.74%; and (3) excepted terms of the warrants 4.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

The main assumptions used in the three valuation models as of December 31, 2022 described above were: (1) risk free rate 3.99%; (2) volatility of assets 81.03%; and (3) excepted terms of the warrants -5.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

On March 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $1,350 and redeemable warrants at the amount of $1,000 into 872,418 ordinary shares.

On December 31, 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $750 and redeemable warrants at the amount of $1,450 into 4,032,256 ordinary shares. According to the addendum the company has issued to the lenders an aggregate of fully paid 4,032,256 warrants to purchase up to an aggregate of 4,032,256 ordinary shares at an exercise price of $1.17 per share. The Warrants were exercisable immediately upon issuance and will expire three years following their issuance.

The warrants include a cashless exercise mechanism, according to the terms specified in the addendum and it’s according to the lender election (the “Cashless Warrants”).

Therefore, the Company accounts for the Cashless Warrants as financial liability instruments that measured at fair value and recognized financial expenses or income through profit and loss.

The Company valued each Cashless Warrants at $0.25 per warrant by using the Black-Scholes option-pricing model The key inputs that were used in the Cashless Warrants fair value as of December 31, 2023 were:

●	risk-free interest rate 4.13%
●	expected volatility 70.39%
●	expected dividend yield of 0%
●	expected term of warrants – 3 years

As of December 31, 2023 the Cashless Warrants fair value was $1,023

F-29

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 10 - PRE-PAID ADVANCE:

In February 2023, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with Yorkville. According to the SEPA, the Company may issue Yorkville ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period or (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. Yorkville advanced to the Company an aggregate principal amount of $3,500 (the “Pre-Paid Advance”). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of a registration statement. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the ordinary shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”) (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than $1.10 (the “Floor Price”). On July 27, 2023, the Company amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse stock split which occurred on August 21, 2023, see also Note 14.4), after the Company was required to repay in cash $500 of principal amount as a result of the Company’s share price being below the original Floor Price. The Company made additional change to the Yorkville agreement which effectively eliminates the floor price - see also note 24(4). The maturity date will be 12-months after the initial closing of each Pre-Paid Advance. In July 2023, the Company repaid in full the first Pre-Paid Advance in the amount of $1,500 and as of December 31, 2023 the Company repaid the second Pre-Paid Advance in the amount of $1,300. In the period, the Company issued ordinary shares in net consideration of $1,979 in accordance with the terms of the SEPA and subsequent to the period, the Company repaid approximately $377 as of the date of the authorization of these financial statements. On April 13, 2024, the Company exercised its right of termination under the SEPA and sent Yorkville a written termination letter, which is effective upon five trading days thereafter. On April 19, 2024, the Company entered into a similar agreement with an institutional investor, which will enable the Company to raise up to $30,000. See also note 24(10).

NOTE 11 – LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease term of 12 years, motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
At January 1, 2022	446	20	466
Additions	49	-	49
Foreign currency translation	(35)	(6)	(41)
Deductions	(7)	(14)	(21)
Depreciation expense	(39)	-	(39)
As at December 31, 2022	414	-	414
Additions	-	26	26
Foreign currency translation	(6)	-	(6)
Deductions	-	-	-
Depreciation expense	(42)	(3)	(45)
As at December 31, 2023	366	23	389

F-30

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 11 - LEASES (CONT.):

Information on leases:

	Year ended December 31,
	2023	2022

Interest expense on lease liabilities	32	51
Total cash outflow for leases	45	39

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 12 - OTHER PAYABLES:

	December 31, 2023	December 31, 2022

Employees, salaries and related liabilities	726	392
Related party	4	56
Liabilities for grants received (see also note 20)	153	50
Excise Tax	1,569	-
Other	31	152
Total	2,483	650

NOTE 13 - BORROWINGS FROM RELATED PARTIES:

In 2015, the Group signed an agreement to receive a loan of ILS 2 million (approximately 513) from its shareholders. These loan bears interest at an annual rate of 4%.

	December 31, 2023	December 31, 2022
Balance at January 1,	710	270
Payment of borrowings	(657)	(172)
Provision for bonus (include interest)	-	621
Exchange rate differences	(53)	(9)
Balance at December 31,	-	710

In consideration of providing funding as a seed capitalist, the Company agreed to provide, as additional consideration, a bonus payments (the “Bonus Payments”) on the occurrence of an exit or major liquidity event. In any way, the Bonus Payments are capped at ILS 3 million (approximately 965) per each of the two lenders.

The Bonus Payments are intended to operate in one of the two trigger events:

(i)	dividend distributions paid by the Company; or
(ii)	the sale of shares by a lender in Security Matters Ltd. (either in the event of a takeover or otherwise).

Only if the aggregate amounts of one of the two trigger events exceeds the investment of the lenders in the Company (in a way of loan or shares), then the lender would be entitled the Bonus Payments based on a formula set forth in the agreement.

The amount of the Bonus Payments is the amount that exceeds the aggregate sum invested in the Company (in a way of loan or shares) by the lender divided by several factors according to the formula as set forth in the agreement.

F-31

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 13 - BORROWINGS FROM RELATED PARTIES (CONT.):

There is no time limit to pay the Bonus Payments. Once the Company has paid each Bonus Payment in its entirety (i.e., the cap of ILS 3 million has been paid to each Lender), then the Company has fulfilled its obligations. When the Bonus Payments are not expected to be made, the resulting cash flows will not affect profit and loss until the point in which the Company estimates that the liquidity events will take place. As of December 31, 2021, the Company estimated that is more likely than not that the shareholders will sell their shares in 2022 which will entitle them to the Bonus Payments. The amount of the Bonus Payment is subject to assumptions that were made with the assistance of external appraisal. As a result, the increase in the carrying amount of the liability was charged as expense of 87 to profit and loss in 2021.

In August 2022 the loan from related party has been fully repaid and the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately 710), to be paid upon the completion of the business combination. As of December 31, 2022, the liability was 710.

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Loan Agreements”). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares (post Reverse Stock Split) of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount.In accordance with management estimation the FV of this Indebtedness is immaterial.

NOTE 14 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares
	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.0022 par value	36,363,636,364	10,185,909	22,727,272	-
Preferred shares USD 0.0001 par value	200,000,000,000	-	-	-
Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.0022 and the Company does not have a limited amount of authorised capital.

Preferred shares

Preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

F-32

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

B.	Changes in Share capital

1.	On March 7, 2023 (the “Closing Date”), the Company consummated the Business Combination as described in Note 1B. Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

a)	The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.
b)	Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.
c)	32,211,716 warrants and options have been exercised on cashless basis to 24,568,773 shares in Security Matters PTY Ltd.
d)	848,784 (post reverse stock split) ordinary shares of the Company have been issued to Security Matters PTY Ltd.’s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.’s shareholders received as consideration 1 ordinary share of the Company per 10.3624 Security Matters PTY Ltd.’s ordinary shares.
e)	The Company issued 160,227 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart’s stockholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.
f)	The Company issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.
g)	The Company issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

2.	During 2023, the Company issued 1,237,751 ordinary shares (4,196 shares as commitment fees) to Yorkville post reverse stock split, for an aggregate of $1,979 net proceeds (see also Note 10).

3.	On June 22, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, LLC (the “Underwriter”) relating to the public offering of (i) 606,061 ordinary shares of the Company, at a subscription price per share of $0.24 (the “Firm Shares”), (ii) 606,061 warrants in the form of Warrant A to subscribe for 606,061 ordinary shares, at an exercise price of $0.24 per share (“Warrant A”), and (iii) 606,061 warrants in the form of Warrant B to subscribe for 606,061 ordinary shares, at an exercise price of $0.24 per share (“Warrant B” and together with Warrant A, the “Firm Warrants” and, collectively with the Firm Shares, the “Firm Securities”).

The Company also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 90,909 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $0.24 (100% of the public offering price allocated to each Firm Share) (the “Option Shares” and together with the Firm Shares, the “Shares”) or Pre-Funded Warrants to subscribe for up to 90,909 ordinary shares at a price per share of $0.2399 (100% of the public offering price allocated to each Firm Share less $0.0001) and the remaining non pre-funded exercise price of each pre-funded warrant will be $0.0 001 per share, and/or (b) 90,909 warrants in the form of Warrant A to subscribe for an aggregate of 90,909 ordinary shares (15% of the Firm Warrants) at an exercise price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant A), and/or (c) 90,909 warrants in the form of Warrant B to purchase an aggregate of 90,909 ordinary shares (15% of the Firm Warrants) at a purchase price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant B) (the “Option Warrants” and together with the Firm Warrants and Pre-Funded Warrants, if any, the “Warrants”), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the “Option Securities”.

The offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.

The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company’s ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 681,818 ordinary shares, a holder of Warrant A warrants may also provide notice and elect a “cashless exercise” pursuant to which the holder would receive an aggregate number of ordinary shares equal to the product of (x) the aggregate number of ordinary shares that would be issuable upon a cash exercise and (y) $0.50. As of the date of the authorization of these financial statements, an aggregate of 690,096 Warrant A warrants were cashless exercised into an aggregate of 345,349 ordinary shares. The Warrant B terms specify that the warrants may be exercised at any time on or before June 27, 2028.

F-33

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

On December 8, 2023, the Company consummated an inducement offer letter agreement with certain holders of the Company’s outstanding Warrant Bs to purchase Ordinary Shares of the Company. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Company’s 1:22 reverse share split).

Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 606,060 shares of the Company’s Ordinary Shares at a reduced exercise price of $1.15 per share in consideration for the Company’s agreement to issue new warrants to purchase, in the aggregate, up to 909,090 of the Company’s Ordinary Shares at an exercise price of either (i) $0.0022 per share in an amount not to exceed 75% of the New Warrant Shares, or (ii) $1.15 per share, in the discretion of the warrant holders. The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of $697 from the exercise of the Warrant Bs by the holders, and the carrying amount of those warrants, was classified to ordinary shares and premium together with the proceeds the Company received from the exercise price. See also note 24(3).

In accordance with IAS 32, the Company measured the difference between the fair value of the consideration the holder receives on conversion of the instrument under the revised terms and the fair value of the consideration the holder would have received under the original terms, was recognized as a loss in profit or loss.

The Company utilized Black-Scholes valuation model to calculate the fair values of the repriced warrants both before and after the repricing and recognized the incremental fair value of $209 as finance expense in the statement of comprehensive income against an increase in the carrying amount of the warrants (presented within issued capital and additional paid-in capital). In addition, fair value was also calculated for the new 909,090 issued warrants at the amount of $865, which was recognized as finance expense against an increase in equity. Warrant Bs are classified as equity instruments according to IAS 32.

Warrant A was valued at $0.067 which is half of the share market price at the end of the period, assuming cashless exercise. Warrants A were considered to be a derivative financial liability. The terms of the Warrant Bs specify that each warrant has a cash exercise price of $0.24. The Warrant Bs were valued at $0.0602 by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%. Warrant As and Bs expire in June 2028. The net proceeds to the Company upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660. The Company also granted to the Underwriter, 666,667 warrants at an exercise price of $0.264 per share, which expires after 5 years. The Underwriter’s warrants were valued at $0.0575 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

4.	On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share (the “Reverse Stock Split”).

On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”.

5.	On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Loan Agreements”). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount (see also note 13).

F-34

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

6.	On December 31,2023 The Company also issued 457,682 Ordinary Shares to a service provider as payment in full for $260 worth of legal services which previously provided to the Company.

C.	Options granted to employees and service providers:

1.	In June 2018, Security Matters PTY Ltd. has adopted a Share Option Plan (the “Plan”) to provide an incentive to retain, in the employment or service or directorship of the Group and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023 as part of the SPAC transaction. These options were exercised on a cashless basis and then after replaced to the Company’s shares. See also note 14B1(c-d).

2.	In March 7, 2023 Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

3.	In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 5,082,417 authorized ordinary shares.

4.	During the period ended December 31, 2023, the Company granted 197,000 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $1-$1.09. Related share-based expenses recognized for the period totaled $2,820.

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2023 (in thousands)	Year ended December 31, 2022 (in thousands)
Outstanding at beginning of period	-	-
Granted	197	-
Vested	(57)	-
Forfeited	(4)	-

Outstanding at December 31, 2023	136	-

F-35

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

5.

During the year ended December 31, 2023, the Company granted 38,656 options to employees and service providers. These grants carry an exercise price of between $22.71 - $88, vesting period up to 4 years from the grant date, contractual life of the options under the plan is 5 years. The fair value of the grant at grant date is $219. The related share-based expenses that were recognized in the year ended December 31, 2023, amounted to $184.

A summary of the status of the Company’s Share Option Plan granted to employees and service providers (including performance-based awards) and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of options (in thousands)	Weighted average Exercise price (USD)	Number of options (in thousands)	Weighted average Exercise price (USD)
Outstanding at beginning of year	57	44.22	73	41.85
Issue of options	38	82.04	17	41.85
Expired	(30)	31.02	(33)	34.10

Outstanding at end of year	65	69.92	57	54.25
Exercisable options	58	68.67	38	43.40

The options to employees and service providers outstanding as of December 31, 2023, are comprised, as follows:

Exercise price (USD)	Outstanding as of December 31, 2023	Weighted average remaining contractual term	Exercisable as of December 31, 2023	Weighted average remaining contractual term
		(years)		(years)
18.70-23.32	5	2.46	5	2.46
29.48-31.02	3	3.21	3	3.21
40.48-48.18	6	1.41	6	1.41
52.80-56.10	9	2.26	9	2.26
78.54-88.00	35	4.40	28	4.38
93.28-108.90	7	3.03	7	3.03
	65		58

1.	The options issued in 2023, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.58-3.42%; (2) expected volatility: 78.35-73.01%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

2.	The options issued in 2022, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.09-4.68%; (2) expected volatility: 62.06-85.03%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

F-36

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and related expenses	2,228	2,166	1,795
Subcontractors and consultants	344	374	631
Materials and laboratory expenses	223	316	252
Depreciation and amortization	197	255	287
Share based compensation	447	127	100
Travel expenses	87	50	42
Freight	33	30	23
Other	10	6	-
Reimbursement from paid pilots and proof of concept projects	(858)	(1,426)	(1,091)
Total	2,711	1,898	2,039

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	December 31, 2023	December 31, 2022	December 31, 2021
BCA transaction cost	7,278	-	-
Professional services	667	1,105	1,089
Public company expenses	5,128	-	-
Wages and salaries related	1,348	935	752
Travel expenses	611	223	-
Office and maintenance	170	145	116
Share based compensation	1,222	137	331
Insurance	50	60	102
Depreciation and amortization	30	35	28
Other	63	83	64
Total	16,567	2,723	2,482

NOTE 17 - TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.
2.	Theoretical tax:

	December 31, 2023	December 31, 2022	December 31, 2021
Reconciliation of income tax at the statutory rate
Loss before income tax	(20,989)	(6,184)	(4,939)

Theoretical tax rate of 12.5%	(2,624)	(1,701)	(1,358)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenditure and others	3254	335	118
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	(630)	1,366	1,240
Income tax / (benefit)	—	—	—

3.	As of December 31, 2023, the Group has estimated carry forward tax losses of approximately $45,095 (2022: $24,106 2021:$17,659) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

F-37

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 18 - LOSS PER SHARE

	December 31, 2023	December 31, 2022	December 31, 2021

Net loss attributable to the owners of the company	(20,914)	(6,184)	(4,939)

Basic and diluted loss per share	(7.82)	*(8.47)	*(7.41)
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	2,676	730	666

*	Restated as a result of the SPAC transaction and the reverse share split described in Note 14B(4), the calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares as derived from the conversion ratio.

NOTE 19 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others includes board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2023	December 31, 2022
Issuance of options to related party	-	721
Short-term salary and fees	803	508
Short-term salary until deletion	22	-
Loan repayment	-	172
Conversion of loan to ordinary shares	657	-
Share based payments	2,084	98
Post-employment retirement benefits	98	94
Payment for Administrative services	34	36
Non-monetary benefits	49	29
Payments for legal services	287	-
Revaluation of financial liabilities at fair value	1,204	-
Proof of Concept projects paid by affiliated companies	-	(1,064)
	5,238	594

2. Balance with related parties:		December 31, 2023	December 31, 2022
Key management	Salary and related	(219)	(99)
Directors	Salary and related	-	(82)
Shareholders	Borrowings from related parties	-	(710)
Shareholders	Other accounts payable	(3)	(56)
Shareholders	Trade payables	(58)	-
Shareholders	Derivatives	(476)	-
Joint Ventures	Other receivables	15	59
Joint Ventures	Investment in subsidiary	115	221
		(626)	(667)

F-38

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 20 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023, the Group paid an amount of 0. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

	December 31, 2023	December 31, 2022
Short term liability at year end	153	50
Long term liability at year end	-	85
Total	153	135

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

1.	In January 2015, the Company entered an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of Gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

On January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

The fair value of these options was $33 and recognized as a technology license intellectual property.

F-39

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.):

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $123 against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group’s financial assets and financial liabilities:

	December 31,
	2023	2022
Financial assets at amortized cost:
Cash and cash equivalents	168	1,398
Other current receivables	424	3,673
Total financial assets	592	5,071

	December 31,
	2023	2022
Financial liabilities at fair value through profit or loss:
Convertible notes	377	563
Trade and other payables	12,487	3,622
Bridge loans	2,233	3,682
Pre-paid advance	700	-
Derivatives	1,143	-
Total financial liabilities at fair value through profit or loss	16,940	7,867

Financial liabilities at amortized cost:
Convertible promissory note	1,013	-
Lease liabilities	649	-
Government grants	153	-
Borrowing from related parties	-	-
Total financial liabilities at amortized cost	1,815	-
Total financial liabilities	18,755	7,867

F-40

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Company’s management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices, which in the group’s case refers only to foreign currency risk. Financial instruments affected by this risk include, loans and borrowings and short-term payables and receivables.

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency. The Group is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS and Euro.

As of December 31, 2023, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS , AUD ,SGD and EUR totaling approximately $1,651, $185 $142 and $101, respectively (December 31, 2022: approximately $729 ,$1265 $0 and $34, respectively).

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% in EUR and NIS exchange rates against the USD, with all other variables held constant. The impact on the Group’s net loss (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on net loss
December 31, 2023	10%	165
December 31, 2022	10%	73

	Change in AUD rate	Effect on net loss
December 31, 2023	10%	19
December 31, 2022	10%	127

	Change in SGD rate	Effect on net loss
December 31, 2023	10%	14
December 31, 2022	10%	-

	Change in EUR rate	Effect on net loss
December 31, 2023	10%	10
December 31, 2022	10%	3

F-41

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (other receivables and cash balances). The Group’s main financial assets are cash and cash equivalents as well as other receivables and their carrying amounts represent the Group’s maximum exposure to credit risk. Credit risk from balances with banks and financial institutions is managed by the Group’s management in accordance with the Group’s policy. Wherever possible and commercially practical, the Group holds cash with major financial institutions in Israel and Australia which the Company’s management regards as financially solid.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group has procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of the balance sheet date, the Group has a positive working capital.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

As of December 31, 2023

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	12,487	-	-	-	-	-	12,487
Bridge loans	1,750	453	15	15	-	-	2,233
Government grants	153				-	-	153
Lease liability	81	81	74	74	74	265	649
Convertible promissory note	1,013	-	-	-	-	-	1,013
Pre-paid advance	700	-	-	-	-	-	700
Convertible note	377	-	-	-	-	-	377
Financial derivatives	1,143	-	-	-	-	-	1,143
	17,704	534	89	89	74	265	18,755

As of December 31, 2022

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	3,622	-	-	-	-	-	3,622
Bridge loans	-	1,031	-	-	-	-	1,031
Government grants	75	84	-	-	-	-	159
Lease liability	72	72	72	72	72	353	713
Borrowings from related parties	710	-	-	-	-	-	710
	4,479	1,187	72	72	72	353	6,235

F-42

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 23 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,707	1,707
Tradable warrants	2	-	-	2
Total	2	-	1,707	1,709

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,031	1,031
Total	-	-	1,031	1,031

NOTE 24 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	The financial statements were authorized for issuance on April 19, 2024.

2.	On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York. This project, spearheaded by the SMX team, will deploy SMX’s technology to enhance supply chain transparency with respect to a NATO government member state and with the expectation of expanding to further NATO government member states.

3.	In January 2024, pursuant to the inducement letter described in note 14(3), the holders of the new 909,090 warrants exercised 454,544 warrants for an aggregate of 454,544 Ordinary Shares.

4.	In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the “Letter Agreement”), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which may include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200.

The Company further agreed to issue to Yorkville a 5-year warrant to purchase 250,000 ordinary shares of the Company at an exercise price of $0.0022 per share.

5.	On February 20, 2024, the Company closed an underwritten public offering of 12,124,666 Ordinary Shares at a subscription price per share of $0.24 and Pre-Funded Warrants convertible on a 1-for-1 basis into Ordinary Shares, at a price per Pre-Funded Warrant of $0.2378. The gross proceeds was approximately $2.9 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company. The net proceeds to the Company upon the closing of the offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately $2.66 million.

6.	On February 28, 2024, in connection with a private placement binding term sheet, the Company issued (i) a convertible security to an investor relating to a loan in the principal amount of $407 and (ii) 100,000 warrants to the investor. The warrants have an exercise price of $0.5 per share. The net proceeds to the Company upon the closing of the private placement was $350.

7.	On February 29, 2024, the Company’s Board of Directors approved a grant of 1,500,000 RSUs to an officer, directors and service providers under the 2022 Incentive Equity Plan. As of the date of these Financial Statements 166,667 of the RSUs are vested.

8.	On March 4, 2024, the Company’s Board of Directors approved the issuance of 100,000 ordinary shares to a service provider in connection with certain investor relations services.

9.	On April 11, 2024 the Company entered into a Securities Purchase Agreement and issued and sold to an institutional investor a promissory note and warrants, for gross proceeds of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Company. The Note is in the principal amount of $2,250. The actual amount loaned by the Investor pursuant to the Note is approximately $2.0 million after a 10% original issue discount. The maturity date of the Note is the 12-month anniversary of the Effective Date, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year. In addition, the Warrant, for 5 years period and for 11,825,508 Ordinary Shares, has an exercise price of $$0.157 per share, subject to customary adjustments and limitations as described in the agreement. Furthermore, as a further inducement of the Company for the Investor to enter into the transaction, the Company entered into a Warrant Amendment and Inducement Letter with the Investor, with respect to its outstanding “B” warrants of the Company (the “Existing Warrant”) to purchase 2,619,367 Ordinary Shares. The Existing Warrant was issued to the Investor as of September 6, 2023 and had a fixed exercise price of $1.6378 per share. Pursuant to the Inducement Letter, the Investor agreed to exercise for cash the Existing Warrant in full at a reduced exercise price of $0.0022 per share, or approximately $6, see also note 8(c).

10.

On April 19, 2024, the Company entered into a Stock Purchase Agreement (the “SPA”) with an institutional investor, pursuant to which the investor has committed to purchase from time to time from the Company, up to $30,000 of the Company’s ordinary shares, subject to the terms and conditions specified in the SPA. Subject to the terms and conditions of the SPA, the Company has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of the Company’s ordinary shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”). There is a $20 mandatory minimum amount for any Put and it may not exceed $500 in any consecutive 30-day period, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Company in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to: (a) 95% of the lowest daily traded price of the Company’s ordinary shares during the five trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00: (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20. The SPA contains restrictions on the Company’s ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The obligations of the investor to accept any Put pursuant to a Put Notice is subject to customary conditions, including that it is not required to purchase any ordinary shares pursuant to a Put if it would result in it beneficially owning in excess of 4.99% of the Company’s ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Company agreed to pay a commitment fee to the investor equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares (the “Commitment Shares”) and which are subject to a three month lock-up.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which the investor shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000. The Company has the right to terminate the SPA at no cost or penalty upon five (5) trading days’ prior written notice to the investor, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Company has paid all amounts owed to the investor pursuant to the SPA and any indebtedness the Company otherwise owes to the investor or its affiliates. The Company and the investor may also agree to terminate the SPA by mutual written consent.

11.	As of the date of publication of these financial statements, the Company’s institutional investor has converted all of the principal of the convertible promissory note into an aggregate of 2,619,377 Ordinary Shares and exercised the Warrant A and Warrant B for 3,789,264 and 2,619,367 Ordinary Shares, respectively, see also note 8(c).

F-43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 22, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer